[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 6, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Life Sciences

Washington, D.C. 20549

Attn: Dillon Hagius and Christine Westbrook

Re: Social Capital Suvretta Holdings Corp. III

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed April 11, 2022

File No. 001-40560

Dear Mr. Hagius and Ms. Westbrook:

We hereby submit the responses of Social Capital Suvretta Holdings Corp. III (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 25, 2022 (the “Comment Letter”), providing the Staff’s comments with respect to Amendment No. 1 (the “First Amendment”) to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Concurrently with the delivery of this response letter, the Company is electronically transmitting Amendment No. 2 to the Preliminary Proxy Statement (the “Second Amendment”) for filing under the Securities Exchange Act of 1934, as amended. The Second Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Preliminary Proxy Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Proxy Statement, the First Amendment or the Second Amendment, as applicable.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Parties to the Business Combination, page 42

1.

We note your response to prior comment 6. Please additionally revise to discuss in the proxy statement summary the going concern opinions provided by SCS’s auditors and ProKidney’s auditors in relation to their respective financial statements, as referenced on pages 74 and 147. Additionally, please disclose in the

U.S. Securities and Exchange Commission

May 6, 2022

summary the amounts outstanding under the promissory notes with Tolerantia and CEC, as disclosed on page 376 in response to comment 30. Please also clarify on page 177 whether these amounts are included or excluded from the ProKidney preliminary estimated transaction costs of $40.0 million.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 46, 76-77 and 187 of the Second Amendment.

The Business Combination Proposal, page 43

2.

We note your response to prior comment 7. Please explain here any significant business or strategic benefit or detriment resulting from the Up-C organizational structure rather than providing only a cross reference to “Risks to the Post-Combination Organizational Structure.”

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 26-27 and 46-47 of the Second Amendment.

SCS’s independent registered public accounting firm’s report contains an explanatory paragraph..., page 147

3.

We note your disclosures here that as “of December 31, 2021, SCS had $428,189 in its operating bank accounts and a working capital deficit of $1,057,614.” Please reconcile this with your disclosures on page FS-10 which state that SCS had $440,488 in its operating bank accounts and working capital deficit of $935,119.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 156 of the Second Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 174

4.	Please renumber the notes to the Unaudited Pro Forma Condensed Combined Financial Information as note 2 is shown twice.

Response: In response to the Staff’s comment, the Company has removed the numbering from the sub-heading “Basis of Presentation and Accounting Policies” on page 185 of the Second Amendment, which is part of note 1 “Description of Transaction.”

5.

From the subsequent events footnote in the ProKidney LP and Subsidiaries notes to the consolidated financial statements, we note ProKidney borrowed $20 million against these promissory notes subsequent to December 31, 2021 in connection with the business combination agreement. Please tell us your consideration for not including the $20 million promissory notes in the unaudited pro forma financial information.

U.S. Securities and Exchange Commission

May 6, 2022

Response: The Company acknowledges the Staff’s comment and respectfully notes that a transaction adjustment, reflecting amounts drawn under the promissory notes subsequent to December 31, 2021, was not reflected in the unaudited condensed pro forma financial statements, as the borrowing and required repayment upon the Closing would negate each other in the presentation, absent any amounts reflected in the historical consolidated financial statements. The Company expects that, for future periods in which outstanding balances are reflected in the historical consolidated financial statements and for which unaudited condensed pro forma financial statements are required to be presented, the Company will present a transaction adjustment reflecting the repayment of these promissory notes upon Closing.

3. Transaction Adjustments, page 177

6.	Please revise footnote (5) to disaggregate, providing more insight, into the significant items included in the $40 million transaction cost.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 187 of the Second Amendment.

Background to the Business Combination, page 211

7.

We note your response to prior comment 13 and we reissue the comment in part. Please expand your disclosure to describe the extent of due diligence or substantive negotiation with the 17 potential targets with which you entered NDAs. As drafted, there is little discussion of the process by which all other potential targets were eliminated during this period from August to December 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 223 of the Second Amendment.

8.

We note your response to prior comment 16 and we reissue the comment in part. Please revise to explain the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the SCS board. While you disclose on page 214 that the analysis performed to value ProKidney primarily involved a risk/probability adjusted discounted cash flow analysis of the REACT product, you have not disclosed the “range of probabilities of Phase 3 success” or the “range of Phase 3 data outcomes[.]” As drafted, your disclosure does not provide information material to understanding how the SCS board arrived at the valuation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 226 of the Second Amendment.

U.S. Securities and Exchange Commission

May 6, 2022

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If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Raaj S. Narayan of Wachtell, Lipton, Rosen & Katz at (212) 403-1000.

Sincerely,

Wachtell, Lipton, Rosen & Katz

By:	/s/ Raaj S. Narayan
Name:	Raaj S. Narayan

cc:	Chamath Palihapitiya, Chief Executive Officer, Social Capital Suvretta Holdings Corp. III